Buenos Aires, June 12, 2026

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.: Relevant Event. Credit rating of the Company´s

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Pampa Energía S.A. (the “Company”) in order to inform an improvement in the Company's long-term foreign and local currency ratings from “B-” to “B” with a stable outlook according to a report published by S&P.

Sincerely,

________________________________

María Agustina Montes

Head of Market Relations